                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of August 2003 (August 14, 2003)

Commission File Number:  0-15850

                                 ANSELL LIMITED
                 (Translation of registrant's name into English)

        Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X  Form 40-F
                                       ---           ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       ---   ---

     This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

     This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management's beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words "anticipate," "approach," "begin," believe," "continue," "expect," "forecast," "going forward," "improved," "likely," "look forward," "opportunity," "outlook," "plans," "potential," "proposal," "should" and "would" and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company's control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company's business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

NEWS RELEASE

[ANSELL LOGO]

                                             Ansell Limited
                                             A.C.N. 004 085 330
                                             Level 3, 678 Victoria Street,
                                             Richmond, Victoria 3121, Australia
                                             GPO Box 772H, Melbourne,
                                             Victoria 3001, Australia,

                                             Telephone (+61 3) 9270 7270
                                             Facsimile (+61 3) 9270 7300
                                             www.ansell.com

                                                               14th August, 2003

                      Ansell Limited Full Year Results 2003

                       Double-digit EBITA Growth Achieved

Highlights:

o Double-digit US$ EBITA growth achieved, with a 10.5% improvement in Healthcare segment EBITA, up from US$84.7 million (A$162.3 million) to US$93.6 million (A$159.5 million).

o Profit attributable at US$29.3 million (A$49.9 million) vs. last year's loss of US$60.5 million (A$115.8 million).

o Earnings per share (EPS) of US15.7(cent) (A26.7(cent)), vs. last year's loss of US32.3(cent) (A61.9(cent)).

o    Further reduction in Net Debt (Cash Generated) of US$82.9 million.

o    Gearing improved further to 18.1%, from 29.4% last year.

o Reinstatement of a dividend of A11(cent) cents per share (unfranked) for the full year, payable 9 October, 2003.

                                                               14th August, 2003

                        Ansell Ltd Full Year Results 2003

---------------------------------------------------------------------------------------------------------
                                                      30th June, 2002                 30th June, 2003
                                             ------------------------------------------------------------
                                                    US$ m           A$ m           US$ m            A$ m
---------------------------------------------------------------------------------------------------------
Operating Revenue - Healthcare Segment*            *738.5       *1,414.2           758.7         1,293.6

Operating Profit (Healthcare Segment EBITA)          84.7          162.3            93.6           159.6

Profit Attributable                                (60.5)        (115.8)          **29.3            49.9

Total Funds Employed - Ansell Ltd.                  703.0        1,241.8           687.2         1,030.7

Assets Employed - Healthcare Segment                521.4          921.1           498.7           748.1


Earnings Per Share                                  (32.3(cent))   (61.9(cent))   **15.7(cent)      26.7(cent)
---------------------------------------------------------------------------------------------------------

* Excludes Discontinued Businesses. Including Discontinued Businesses, 2002 revenue was US$1,160.7 million (A$2,222.8 million).

** Excluding Ambri write down, Profit Attributable is US$32.9 million (A$56.0 million) and Earnings Per Share is US 17.6(cent) (A 30.0(cent))

Ansell's Chairman, Dr Ed Tweddell, today announced Ansell's results for F'03, including:

o Profit Attributable to Shareholders of US$29.3 million (A$49.9), up strongly from the previous year's loss of US$60.5 million (A$115.8 million),

o Earnings Per Share (EPS) of US15.7(cent) (A26.7(cent)), up on the previous year's loss of US32.3(cent) (A61.9(cent)),

o    Reinstatement of a dividend payment, set at A11(cent) per share
     (unfranked),

Dr Tweddell commented, "The Board and Management are pleased to be able to announce earnings in line with expectations, in the first full year under the Ansell banner. Based on this result, Directors have reinstated a cash dividend, signaling confidence in the future and a new phase for Ansell. The dividend is part of a balanced capital management strategy which includes maintaining a conservative balance sheet, and initiating a share buy-back program, while retaining the financial capacity for bolt on acquisitions."

Operating results were sound in difficult trading conditions. The Company's commitment to deliver double-digit growth in US$ Healthcare segment EBITA was achieved, with growth from US$84.7 million (A$162.3 million) to US$93.6 million (A$159.6 million), a 10.5% increase.

This result was achieved on 2.7% growth in continuing business revenues to US$758.7 million (A$1,293.6 million), up from last year's US$738.5 million (A$1,414.2 million). In contrast with recent years, the stronger Euro and A$ significantly assisted Ansell Healthcare's US$ operating results.

Commenting on the results, the Company's CEO, Mr. Harry Boon, said "The Occupational Division, which accounted for almost half of FY03's revenues, recorded outstanding results during a period of slower economic activity, reflecting the strength of the Ansell business and brands."

"The Consumer Division continued to show solid margin improvement, benefiting from manufacturing cost reductions, price increases in condoms and Operation Full Potential initiatives" Mr. Boon said.

As previously announced, the Professional Division experienced an interruption to supply of surgeons' gloves, as well as price reductions in examination gloves in the first half of the year. This Division's lower profit reflects the impact of these first half factors, as well as non-recurring airfreight for restocking the market in the second half".

"Importantly, Ansell's surgeons' gloves supplies returned to normal during the fourth quarter, and we have commenced the task of recovering lost USA market share, estimated at 4 percentage points in the powder-free sector. In addition, the world oversupply of examination gloves abated during the second half, and prices have stabilized," Mr Boon concluded.

Occupational Healthcare

-----------------------------------------------------------------------------------------------------
                                         30th June, 2002                    30th June, 2003
                                  -------------------------------------------------------------------
                                           US$ m             A$ m             US$ m             A$ m
-----------------------------------------------------------------------------------------------------
Operating Revenue                          334.3            640.2             366.5            624.9

Operating Profit (Segment EBITA)            19.3             37.0              36.9             62.9

Assets Employed                            212.8            376.0             200.6            300.9

EBITA Margin                                5.8%                              10.1%
-----------------------------------------------------------------------------------------------------

The Occupational Division accounted for 48% of Ansell's F'03 Sales and 39% of Healthcare segment EBITA.

Occupational Sales increased by 10%, with exceptionally strong performances in Asia Pacific and Europe. In the America's sales were flat due to a weaker US manufacturing environment, and to some knitted product supply shortfalls during the transfer of production from the US to Mexico.

The division's outstanding 91% increase in EBITA was driven by:

o world wide growth in volume, market share and margin of our flagship HyFlex(R) range of ergonomic gloves,
o continuing benefits from the ongoing manufacturing rationalization and restructuring program,
o    an increased proportion of newer products.

The strategy of diversifying Occupational's customer base in order to reduce exposure to economic cycles continued. Significant progress has been made in expanding sales to the meat and food processing industries, thereby reducing our dependence on the automotive and general manufacturing sectors.

The Occupational Value Proposition (OVP) concept of hand injury reduction continues to run smoothly at Ford USA, and is being progressively introduced to a number of other end users and distributors who have demonstrated interest in this novel approach. Management expects the OVP initiative, which is a key plank of Operation Full Potential, to develop steadily over time. OVP is a "game-changing" concept that requires a change in the traditional way many customers manage hand injury costs. Trials are currently underway at a number of major potential customers' plants.

In the absence of further global economic decline, Management anticipate ongoing strong results from the Occupational Division, as sales continue to grow, assisted by a number of new additions to the HyFlex(R) product range, progressive adoption of the OVP concept, better focus resulting from the Operation Full Potential product rationalization program and lower costs flowing from previously announced production relocations.

Professional Healthcare

------------------------------------------------------------------------------------------------------
                                          30th June, 2002                    30th June, 2003
                                    ------------------------------------------------------------------
                                            US$ m             A$ m             US$ m             A$ m
------------------------------------------------------------------------------------------------------
Operating Revenue                           285.6            546.9             265.5            452.6

Operating Profit (Segment EBITA)             48.4             92.7              31.6             53.9

Assets Employed                             228.9            404.3             221.0            331.5

EBITA Margin                                17.0%                              11.9%
------------------------------------------------------------------------------------------------------

The Professional Division accounted for 35% of Ansell's F'03 Sales and 34% of Healthcare segment EBITA.

Professional Sales declined by 7%, and EBITA fell by 35%. Outstanding performances in Asia Pacific and Europe were offset by first half surgeons' gloves supply interruption and examination glove price reductions, especially in the USA. Operating expenses were higher in the second half due to non-recurring airfreight costs in resupplying the surgeons' gloves market, and to higher latex raw material costs.

Surgeons' gloves supply improved markedly in the second half, and Distributor inventories are now at normal levels. The US Sales and Marketing team is focused on a number of initiatives designed to the regain the approximately 4 percentage points of US powder-free surgeons' gloves market share lost during the supply disruption. Importantly, no significant price erosion has been experienced in PF surgeons' gloves.

At the same time, continuing growth of Ansell's powder-free surgeons' gloves was achieved in Europe, with branded sales up 19%, and in Asia Pacific (up 15%). In examination gloves, global oversupply led to significant price reductions earlier in the year. A number of competitors reported financial difficulties as the combined result of increases in the cost of latex raw material, and the first half selling price reductions. In recent months, prices of higher end examination gloves have stabilized, and prices at the low end of the market have begun to rise.

Consumer Healthcare


------------------------------------------------------------------------------------------------------------------
                                                      30th June, 2002                    30th June, 2003
                                              --------------------------------- ----------------------------------
                                                        US$ m             A$ m             US$ m             A$ m
--------------------------------------------- ---------------- ---------------- ----------------- ----------------
Operating Revenue                                       118.6            227.1             126.7            216.1

Operating Profit (Segment EBITA)                         17.0             32.6              25.1             42.8

Assets Employed                                          79.7            140.8              77.1            115.7

EBITA Margin                                            14.3%                              19.8%
------------------------------------------------------------------------------------------------------------------

The Consumer Division accounted for 17% of Ansell's F'03 Sales and 27% of Healthcare segment EBITA.

Consumer sales grew by 7%, including growth from public aid and assistance agencies in the fight against HIV/AIDS. Ansell's condom business continues to build on a reputation for high quality from our low cost Asian plants. The European Region saw gains in market share in the UK and France, based significantly on the new "Xtra PleasureTM" condom. This success was replicated in the Asia Pacific Region, where sales grew 14%, with strong improvement in New Zealand, Malaysia and Thailand. In the Americas Region, USA total branded retail condom market share held steady at 23% in volume and 20% in value, while the important Public Sector segment remained strong.

In retail household gloves (HHG), 9% volume growth was achieved in Europe, while volumes declined in the USA, as the Company withdrew from an unsatisfactory customer relationship in preparation for a relaunch in 2004. A new range of foamlined HHG continued to gain market share in Europe and Australia, and expansion of manufacturing capacity for this unique product technology is planned in FY04.

Operation Full Potential (OFP)

June 2003 marked the completion of the first phase of the three-year OFP program, which is designed to lift Ansell's US$ EBITA by 50% from the 2001 level by the end of 2005.

The global launch of OFP was completed, as were the initiatives that were planned as part of Waves I and II of the program. In the coming year, OFP will concentrate on completing the implementation of growth initiatives from Wave II in the Professional and Occupational Divisions, and on the launch of Wave III of the program.

During this second year of the program, the activities and capabilities developed within OFP will be fully integrated into the business Divisions, thereby reinforcing the new "performance culture" into the core of Ansell's business.

Non-Core Investments and Discontinued Businesses

During the first half, two investments were sold, Pacific Marine Batteries and BT Equipment, with resultant cash generation of US$9.4 million (A$16.7 million). A premium to book value was received. The Company has also made significant progress in resolving various remaining "legacy issues" from discontinued businesses.

South Pacific Tyres (SPT)

Ansell retains its 50% investment in the South Pacific Tyres partnership with the Goodyear Tire and Rubber Company. The joint venture is accounted for as an investment, with operating results excluded from Ansell's results.

The Directors at this time believe that SPT's performance and 3 year EBIT projections continue to justify retention of the asset at full value on Ansell's books.

Ambri

In reviewing the carrying value of assets, the Company has found it necessary to write down the value of its non-core residual investment in the listed company, Ambri Limited. The book value was the original float price of A$1.11 per share, while, at June 30, 2003, the market price was A$0.375. A non-recurring, non-cash write off of US$3.6 million (A$6.1 million) was incurred before and after tax on the Group's 8.3 million shares, to bring the written down book value to US$2.1 million (A$3.1 million) into line with the market price.

Corporate Costs

Outstanding progress was made during the year in reducing the Corporate Office costs to US$6.7 million (A$11.5 million), down 47% on the previous year, on a comparable basis. Staff numbers are now at appropriate levels and Regional Ansell staff in Australia have been relocated to the Melbourne Corporate Office for greater efficiency. OFP costs of US$6.4 million (A$10.9 million), last year US$1.9 million (A$3.7 million), were incurred as a corporate expense.

Board and Senior Management

As previously announced, the Board was strengthened further during the year with the appointment of Mr. L. Dale Crandall, who comes with a strong international finance and accounting background, having been a Managing Partner with Price Waterhouse in the U.S. and more recently, President and Chief Operating Officer of a major American healthcare company.

A number of senior management appointments were also made during the first half, augmenting Ansell's capabilities in Supply and Logistics (Mr. Scott Papier), Finance (Mr. Rustom Jilla), Program Management (Mr. Duane Dickson), and Science and Technology (Dr Michael Zedalis).

In the second half, management ranks were further strengthened with Mr. Rainer Wolf joining as Head of Global Manufacturing. He has extensive experience in manufacturing operations and quality systems with 3M, and is based at Shah Alam, Malaysia.

Finance

The Company's financial structure remains robust. Cash flow is strong, net interest bearing debt (NIBD) was reduced by US$82.9 million, and gearing (NIBD to NIBD plus equity) has further improved to 18.1%, down from 29.4% last year. Interest cover was 6.4X, significantly better than last year's 4.5X.

This strong cash flow came from improved profits (EBITDA) of US$98.9 million (A$168.6 million), up from last year's US$92.1 million (A$176.4 million), and reductions in working capital, tax, net interest paid and capital expenditures. Significantly, the Company has converted over 80% of Operating EBITDA to cash.

Liquidity continues to be a strength, with available cash on deposit of US$190.2 million (A$285.4 million), and an unused bank facility of US$100 million (A$150 million).

The share buy-back element of the balanced capital management strategy has progressed well and, at June 30 almost 1.5 million shares had been repurchased at an average price of approximately A$5.80. The Company intends to continue the previously announced buy-back program.

Dividend

At the end of the first half, Directors announced a share buy-back, as part of the balanced capital management strategy, as well as a review of dividend policy after the full year results were known. Based on strong and sustainable operating profit improvements, cash generation and low gearing, the Board is pleased to announce an unfranked dividend of A11.0(cent) per share for the year, payable on 9 October, 2003.

Outlook

The Chairman, Dr Ed Tweddell commented "The world economy is far from buoyant and challenges remain. Management is aggressively addressing the task of regaining PF surgeons' gloves market share in the USA, continuing to produce low cost high quality product and maintaining regulatory compliance. Ansell has emerged from a tough year with a strengthened management team, an enhanced competitive position, strong brands and is well positioned to continue to meet its previously stated growth objectives."

Annual General Meeting

The Annual General Meeting of the Company will be held on Thursday October 9, 2003 in the Latrobe Theatre, Melbourne Convention Centre, corner Spencer and Flinders Street, Melbourne, commencing at 10:00am.

================================================================================



Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 12,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

For further information:


Media                                                        Investors & Analysts
-----                                                        --------------------
Australia                                 USA                            Australia
Richard Colquhoun                         Rustom Jilla                   David Graham
Cannings                                  Chief Financial Officer        General Manager - Financial & Treasury
Tel: (61) 0412 007 699                    Tel:  (1732) 345 5359          Tel:  (613) 9270 7215
Email:  rcolquhoun@cannings.net.au        Email:  rjilla@ansell.com      Email:  dgraham@ap.ansell.com

                                   Appendix 4E

                            Preliminary Final Report
                        For the year ended 30 June 2003
                   Ansell Limited and its Controlled Entities


                                 ACN 004 085 330

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003
--------------------------------------------------------------------------------

                                   Appendix 4E

                            Preliminary Final Report

                         For the year ended 30 June 2003

                   Ansell Limited and its Controlled Entities

                                 ACN 004 085 330

--------------------------------------------------------------------------------

Results for Announcement to the Market
                                                         %          SM
--------------------------------------------------------------------------------
Revenue from ordinary activities          up/(down)    (58.6)% to 1,320.1

ordinary                                  up/(down)    n.a.    to    49.9
attributable to members

for the                                   up/(down)    n.a.    to    49.9

Dividends (distributions)                   Amount            Franked amount per
                                         per security              security
--------------------------------------------------------------------------------
Dividend                                    11.0 c                    Nil

Record date for determining entitlements to the dividend
18th September, 2003

o Revenue from continuing Healthcare business $1,293.6 million compared to last year's $1,414.2 million.

o Net profit attributable to members $49.9 million compared to last year's loss of $115.8 million.

o    Earnings per share of 26.7c, compared with last year's loss of 61.9c.

o An unfranked dividend of 11c per share has been declared, payable on 9th October, 2003

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003
--------------------------------------------------------------------------------
Statement of Financial Performance
--------------------------------------------------------------------------------
of Ansell Limited and its Controlled Entities for the year ended 30 June 2003

                                                                           2003      2002       2003     2002
                                                                   Note    A$m       A$m     US$m/(a)/ US$m/(a)/
-----------------------------------------------------------------------------------------------------------------
Revenue                                                              1
Total revenue                                                            1,320.1    3,190.4    774.3    1,665.8
Expenses
  Cost of good sold                                                        830.4    1,493.3    487.0      779.7
  Selling, distribution and adminstrative                                  366.8      587.1    215.1      306.5
  Write-down of assets                                                       6.1      176.5      3.6       92.2
  Net assets of businesses disposed                                           -       922.4       -       481.6
-----------------------------------------------------------------------------------------------------------------
Total expenses, excluding borrowing costs                                1,203.3    3,179.3    705.7    1,660.0
Borrowing costs                                                             37.8       70.2     22.2       36.7
Share of net gain/(loss) of associates' and joint venture entities           0.3        1.9      0.2        1.0
-----------------------------------------------------------------------------------------------------------------
Profit/(loss) from ordinary activities before income tax expense     2      79.3      (57.2)    46.6      (29.9)

Income tax expense attributable to ordinary activities                      26.8       55.8     15.8       29.1
-----------------------------------------------------------------------------------------------------------------
Net profit/(loss) from ordinary activities after income tax expense         52.5     (113.0)    30.8      (59.0)

Outside equity interests in net profit/(loss) after income tax               2.6        2.8      1.5        1.5
-----------------------------------------------------------------------------------------------------------------
Net profit/(loss) after income tax attributable to Ansell Limited           49.9     (115.8)    29.3      (60.5)
shareholders
-----------------------------------------------------------------------------------------------------------------
Non-owner transaction changes in equity

Net exchange difference on translation of financial statements of
   self-sustaining foreign operations                                      (71.3)     (69.6)   (41.8)     (36.3)
-----------------------------------------------------------------------------------------------------------------
Total valuation adjustments attributable to Ansell Limited                 (71.3)     (69.6)   (41.8)     (36.3)
  shareholders recognised directly in equity
-----------------------------------------------------------------------------------------------------------------
Total changes in equity from non-owner related transaction                 (21.4)    (185.4)   (12.5)     (96.8)
  attributable to Ansell Limited shareholders
=================================================================================================================

                                                                           cents      cents    cents      cents
-----------------------------------------------------------------------------------------------------------------
Earnings per share is based on Net Profit/(Loss) after income tax attributable to Ansell Limited shareholders

  Basic earnings per share                                                  26.7      (61.9)    15.7      (32.3)
  Diluted earnings per share                                                26.6      (61.7)    15.6      (32.2)
-----------------------------------------------------------------------------------------------------------------

/(a)/ Translation of amounts from Australian dollars to US dollars has been made throughout the Statement of Financial Performance for the convenience of the reader at US$0.58651 = A$1, being the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the 13 month period June 2002 to June 2003 (June 2002 US$0.52214 = A$1).


                                                            Appendix 4E - Page 3

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003
--------------------------------------------------------------------------------
Statement of Financial Position
--------------------------------------------------------------------------------
of Ansell Limited and its Controlled Entities as at 30 June 2003

                                                                     2003       2002       2003       2002
                                                             Note    A$m        A$m      US$m/(a)/  US$m/(a)/
------------------------------------------------------------------------------------------------------------
Current Assets
Cash                                                                 286.0      258.5      190.7      146.3
Cash - restricted deposits                                            13.8       18.4        9.2       10.4
Receivables/(c)/                                                     262.4      293.7      175.0      166.2
Inventories                                                          187.9      235.1      125.3      133.2
Prepayments                                                           10.9       15.8        7.2        8.9
------------------------------------------------------------------------------------------------------------
Total Current Assets                                                 761.0      821.5      507.4      465.0
------------------------------------------------------------------------------------------------------------
Non-Current Assets
Receivables/(c)/                                                      57.0       66.7       38.0       37.8
Investments accounted for using the equity method                       -        13.3         -         7.5
Other investments/(b)/                                               141.4      145.8       94.3       82.5
Other property, plant and equipment                                  262.9      332.5      175.3      188.2
Intangible assets                                                    324.5      403.2      216.4      228.2
Tax assets                                                            32.0       49.7       21.3       28.2
------------------------------------------------------------------------------------------------------------
Total Non-Current assets                                             817.8    1,011.2      545.3      572.4
------------------------------------------------------------------------------------------------------------
Total Assets                                                       1,578.8    1,832.7    1,052.7    1,037.4
------------------------------------------------------------------------------------------------------------
Current Liabilities
Payables                                                             154.4      192.7      103.0      109.1
Interest-bearing liabilities                                         151.8      107.6      101.2       60.9
Provisions                                                            57.5       85.4       38.3       48.3
Current tax liabilities                                                3.1        1.9        2.1        1.1
Other                                                                  1.1        1.2        0.7        0.7
------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                            367.9      388.8      245.3      220.1
------------------------------------------------------------------------------------------------------------
Non-Current Liabilities
Payables                                                               3.2        3.7        2.1        2.1
Interest-bearing liabilities                                         320.0      516.5      213.4      292.4
Provisions                                                            21.7       23.3       14.5       13.1
Deferred tax liabilities                                              21.5       24.4       14.3       13.8
------------------------------------------------------------------------------------------------------------
Total Non-Current Liabilities                                        366.4      567.9      244.3      321.4
------------------------------------------------------------------------------------------------------------
Total Liabilities                                                    734.3      956.7      489.6      541.5
------------------------------------------------------------------------------------------------------------
Net Assets                                                           844.5      876.0      563.1      495.9
============================================================================================================
Equity
Contributed equity                                                 1,448.3    1,455.5      965.7      823.9
Reserves                                                            (268.9)    (176.2)    (179.3)     (99.7)
Accumulated losses                                            3     (345.7)    (417.0)    (230.5)    (236.0)
------------------------------------------------------------------------------------------------------------
Total Equity Attributable to Ansell Limited Shareholders             833.7      862.3      555.9      488.2
Outside equity interests                                              10.8       13.7        7.2        7.7
------------------------------------------------------------------------------------------------------------
Total Equity                                                  4      844.5      876.0      563.1      495.9
============================================================================================================

/(a)/ Translation of amounts from Australian dollars to US dollars has been made throughout the Statement of Financial Position for the convenience of the reader at the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on Monday, 30 June 2003, at US$0.66675 = A$1 (June 2002 US$0.56605 = A$1).

/(b)/ Includes investment in South Pacific Tyres Partnership and South Pacific
      Tyres N.Z. Ltd of $138.3m (US$ 92.2m) [June 2002 $136.5m (US$ 77.3m)]

/(c)/ Includes interest bearing loans to South Pacific Tyres Partnership of
      $62.7m (US$ 41.8m) [June 2002 $59.4m (US$ 33.6m)]


                                                            Appendix 4E - Page 4

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003

---------------------------------------------------------------------------------------------------------
Statement of Cash Flows
---------------------------------------------------------------------------------------------------------

of Ansell Limited and its Controlled Entities for the year ended 30 June 2003

                                                          2003       2002         2003       2002
                                                          A$ m       A$m        US$m/(a)/   US$m/(a)/
---------------------------------------------------------------------------------------------------------
Cash flows Related to Operating Activities

Institute)                                                1,357.0      2,356.5       795.9        1,230.4
Payments to suppliers and employees (excluding non
recurring and Accufix Research Institute)                (1,159.9)    (2,124.8)     (679.9)      (1,109.4)
---------------------------------------------------------------------------------------------------------
Research
Institute)                                                  197.1        231.7       116.0          121.0
Income taxes paid                                            (8.6)       (25.5)       (5.0)         (13.3)
Dividends received                                            2.6          0.3         1.5            0.2
---------------------------------------------------------------------------------------------------------
Net cash provided by operating activities (excluding
non recurring and Accufix Research Institute)               191.1        206.5       112.5          107.9
Non recurring payments to suppliers and employees           (26.8)       (82.7)      (15.7)         (43.2)
Payments to suppliers and employees net of customer
receipts (Accufix Research Institute)                        (2.7)       (10.7)       (1.6)          (5.6)
---------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                   161.6        113.1        95.2           59.1
---------------------------------------------------------------------------------------------------------
Cash Flows Related to Investing Activities
Payments for businesses, net of cash acquired                  -         (40.9)         -           (21.4)
Payments for property, plant and equipment                  (15.4)       (34.3)       (9.1)         (17.9)
Proceeds from sale of businesses, net of cash disposed         -         936.4          -           488.9
Proceeds from sale of plant and equipment in the
ordinary course of business                                   6.1         12.1         3.6            6.3
Loans repaid                                                  4.2          1.2         2.5            0.6
Proceeds from sale of other investments                       9.1           -          5.3             -
---------------------------------------------------------------------------------------------------------
Net Cash Provided by Investing Activities                     4.0        874.5         2.3          456.5
---------------------------------------------------------------------------------------------------------
Cash Flows Related to Financing Activities
Proceeds from borrowings                                      7.8        737.0         4.6          384.8
Repayments of borrowings                                    (86.9)    (1,673.9)      (51.0)        (874.0)
---------------------------------------------------------------------------------------------------------
Net repayments of borrowings                                (79.1)      (936.9)      (46.4)        (489.2)
Proceeds from issues of shares                                1.0          1.2         0.6            0.6
Payments for share buy-back                                  (8.2)          -         (4.8)            -
Dividends paid                                               (1.7)       (48.3)       (1.0)         (25.2)
Interest received                                             8.0         13.1         4.7            6.8
Interest and borrowing costs paid                           (37.8)       (70.2)      (22.2)         (36.7)
---------------------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                      (117.8)    (1,041.1)      (69.1)        (543.7)
---------------------------------------------------------------------------------------------------------
Net (Decrease)/Increase in Cash Held                         47.8        (53.5)       28.4          (28.1)
Cash at the beginning of the financial year                 262.3        328.4       148.6          185.9
Effects of exchange rate changes on the balances of
cash held in foreign currencies at the beginning of
the financial year                                          (12.9)       (12.6)       21.4           (9.2)
---------------------------------------------------------------------------------------------------------
Cash at the End of the Financial Year                       297.2        262.3       198.4          148.6
=========================================================================================================

(a) Translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statement of Cash Flows for the convenience of the reader at US$0.58651 = A$1, being the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the 13 months period June 2002 to June 2003 (June 2002 US$0.52214 = A$1).

                                                           Appendix 4E - Page 5

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003
================================================================================
Industry Segments
================================================================================
of Ansell Limited and its Controlled Entities for the year ended 30 June 2003

                                         Operating Revenue                     Operating Result
                               2003       2002       2003     2002     2003     2002      2003     2002
                                A$m       A$m        US$m     US$m     A$m      A$m       US$m     US$m
-------------------------------------------------------------------    ---------------------------------
INDUSTRY

 Ansell Healthcare
  Occupational Healthcare        624.9      640.2    366.5    334.3     62.9      37.0     36.9     19.3
  Professional Healthcare        452.6      546.9    265.5    285.6     53.9      92.7     31.6     48.4
  Consumer Healthcare            216.1      227.1    126.7    118.6     42.8      32.6     25.1     17.0
                               ------------------------------------    ---------------------------------
Total Ansell Healthcare        1,293.6    1,414.2    758.7    738.5    159.6     162.3     93.6     84.7
Unallocated Items                 26.5       27.9     15.6     14.4    (22.4)    (27.7)   (13.1)   (14.5)
                                                                       ---------------------------------
Discontinued Businesses                                                137.2     134.6     80.5     70.2

  Trading                                   808.6             422.2               61.0              31.9
                                                                       ---------------------------------
Operating EBITA                                                        137.2     195.6     80.5    102.1

NON RECURRING

Discontinued Businesses
  Net gain on sale of interests
    in Associated Companies                                              5.5                3.2
  Proceeds/Net gain on sale of
    Controlled Entities and
    Businesses                              939.7             490.7               25.7              13.4

Rationalisation/Restructuring
  Ansell Healthcare                                                     (4.6)    (11.6)    (2.7)    (6.1)
  Other                                                                 (5.5)     (6.5)    (3.2)    (3.4)

Write-down of assets
  Ansell Healthcare                                                              (63.1)            (32.9)
  Exide Investment                                                               (99.9)            (52.2)
  Other                                                                 (1.5)    (13.5)    (0.9)    (7.0)
                                                                       ---------------------------------
                                                                       131.1      26.7     76.9     13.9
Goodwill amortisation                                                  (25.3)    (29.2)   (14.8)   (15.2)
                                                                       ---------------------------------
Earnings before Net Interest
  and Tax (EBIT)                                                       105.8      (2.5)    62.1     (1.3)
Borrowing Costs net of Interest
  Revenue                                                              (26.5)    (54.7)   (15.5)   (28.6)
                                                                       ---------------------------------
Operating Profit before Tax                                             79.3     (57.2)    46.6    (29.9)
Tax                                                                    (26.8)    (55.8)   (15.8)   (29.1)
Outside Equity Interests                                                (2.6)     (2.8)    (1.5)    (1.5)
                                                                       ---------------------------------
Total Consolidated             1,320.1    3,190.4    774.3  1,665.8     49.9    (115.8)    29.3    (60.5)
========================================================================================================
Regions
Australia & South East Asia      173.7      170.7    101.9     89.1     35.9      32.9     21.1     17.2
America                          656.0      799.5    384.7    417.6     80.2      99.1     47.0     51.7
Europe                           463.9      444.0    272.1    231.8     43.5      30.3     25.5     15.8
--------------------------------------------------------------------------------------------------------
                               1,293.6    1,414.2    758.7    738.5    159.6     162.3     93.6     84.7
========================================================================================================

                                          Assets Employed                         Liabilities
                               2003       2002       2003     2002     2003     2002      2003     2002
                                A$m       A$m        US$m     US$m     A$m      A$m       US$m     US$m
-------------------------------------------------------------------    ---------------------------------
INDUSTRY
Ansell Healthcare
   Occupational Healthcare       300.9      376.0    200.6    212.8    118.8     124.7     79.2     70.6
   Professional Healthcare       331.5      404.3    221.0    228.9    108.3     114.3     72.2     64.7
   Consumer Healthcare           115.7      140.8     77.1     79.7     52.8      54.6     35.2     30.9
                               -------------------------------------------------------------------------
Total Ansell Healthcare          748.1      921.1    498.7    521.4    279.9     293.6     86.6    166.2
Unallocated Items                (16.6)     (21.1)   (11.0)   (11.9)   426.1     619.9    284.1    350.8
Discontinued Businesses          223.0      252.6    148.7    143.0     28.3      43.2     18.9     24.5
Goodwill and Brand names         324.5      403.2    216.4    228.2
Cash                             299.8      276.9    199.9    156.7
                               -------------------------------------------------------------------------
Total Consolidated             1,578.8    1,832.7  1,052.7  1,037.4    734.3     956.7    489.6    541.5
========================================================================================================
REGIONS

Australia & South East Asia      269.5      318.4    179.7    180.2     78.6      83.0     52.4     47.0
America                          297.5      398.6    198.4    225.7    173.2     181.9    115.5    103.0
Europe                           181.1      204.1    120.6    115.5     28.1      28.7     18.7     16.2
                               -------------------------------------------------------------------------
                                 748.1      921.1    498.7    521.4    279.9     293.6    186.6    166.2
========================================================================================================

The above industry segments report should be read in conjunction with the accompanying notes.

                                                            Appendix 4E - Page 6

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003
--------------------------------------------------------------------------------
Notes
--------------------------------------------------------------------------------
1. Total Revenue

                                                                                       2003       2002
                                                                                       A$m        ASm
---------------------------------------------------------------------------------------------------------
Revenue from the sale of goods                                                       1,293.6    2,222.8

Revenue From Other Operating Activities

  Dividend Income

  From shares in other companies                                                          -         0.3

  Interest Received or Due and Receivable

  From related parties                                                                   3.3        2.5
  From others                                                                            8.0       13.0
---------------------------------------------------------------------------------------------------------
Total revenue from other operating activities                                           11.3       15.8
---------------------------------------------------------------------------------------------------------

Revenue from Outside Operating Activities

  Proceeds from the Sale of Non-Current Assets                                          15.2       12.1
  Proceeds Received from the Sale of Businesses                                           -       939.7
---------------------------------------------------------------------------------------------------------
Total revenue from outside operating activities                                         15.2      951.8
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Total Revenue                                                                        1,320.1    3,190.4
=========================================================================================================

2. Profit/(Loss) from Ordinary Activities Before Income Tax

                                                                                       2003       2002
                                                                                       A$m        A$m
---------------------------------------------------------------------------------------------------------
Individually significant items included in profit/(loss) from ordinary activities before income tax expense

   Write-down of Exide receivable/investment                                              -       (99.9)
   Write-down of Ansell Healthcare fixed assets                                           -       (63.1)
   Net gain on sale of controlled entities and businesses                                 -        25.7

3. Accumulated Losses

                                                                                       2003       2002
                                                                                       A$m        A$m
---------------------------------------------------------------------------------------------------------
Accumulated losses at beginning of the financial period                               (417.0)    (289.9)

  Net transfers from/(to) reserves                                                      21.4      (11.4)
  Net profit (loss) attributable to members                                             49.9     (115.8)

  Overprovision of prior year dividend                                                    -         0.1
---------------------------------------------------------------------------------------------------------
Accumulated losses at end of the financial period                                     (345.7)    (417.0)
=========================================================================================================

4. Total Equity

                                                                                       2003         2002
                                                                                       A$m          A$m
---------------------------------------------------------------------------------------------------------
Total equity at the beginning of the year                                              876.0    1,066.2

Total changes in equity from non-owner related transactions attributable to Ansell
Limited shareholders                                                                   (21.4)    (185.4)

Transactions with owners as owners

  Contributions of equity                                                                1.0        1.2
  Share buy-back                                                                        (8.2)        -
  Dividends                                                                               -         0.1

Total changes in outside equity interest                                                (2.9)      (6.1)
---------------------------------------------------------------------------------------------------------
Total equity at the end of the financial year                                          844.5      876.0
=========================================================================================================


                                                            Appendix 4E - Page 7

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003
--------------------------------------------------------------------------------
Notes
--------------------------------------------------------------------------------

5.   NTA Backing

                                                             2003          2002
                                                              A$            A$
--------------------------------------------------------------------------------
     Net tangible asset backing per ordinary share          $2.74         $2.45

6.   Earnings per Share (EPS)

                                                             2003          2002
                                                              A$            A$
--------------------------------------------------------------------------------

     Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027 `Earnings Per Share' are as follows:

     Earnings Reconciliation
          Net profit/(loss)                                  52.5        (113.0)
          Net profit attributable to outside
          equity interests                                    2.6           2.8
--------------------------------------------------------------------------------
     Basic Earnings                                          49.9        (115.8)

          After-tax effect of interest on converting
          financial instruments                                --            --
--------------------------------------------------------------------------------
Diluted earnings                                             49.9        (115.8)
--------------------------------------------------------------------------------

     Weighted average number of ordinary shares
     used as the denominator                           No. Shares     No. Shares
     Number for basic earnings per share
          Ordinary shares                             187,136,099    186,935,443
          Effect of partly paid Executive Plan Shares     639,423        673,291
--------------------------------------------------------------------------------
     Number for diluted earnings per share            187,775,522    187,608,734
--------------------------------------------------------------------------------
     Partly paid Executive Shares have been classified as potential ordinary shares issued for no consideration and have been included in diluted earnings per share.

7.   Loss of Control of Entities having Material Effect

During the year the   Date of       Voting   Consideration   Net Tangible     Profit /   Contribution  Contribution
following material    Disposal      Shares       (Cash)         Assets       (Loss) on     to Profit     to Profit
businesses were                    Disposed                    Disposed       Disposal       2003          2002
disposed:                              %       $ million      $ million      $ million     $ million     $ million
--------------------------------------------------------------------------------------------------------------------
There were no material disposals of businesses or controlled entities during the year.

8.   Dividends

     No dividends were paid during the year.

     Since the end of the financial year the directors have declared an unfranked dividend of 11(cent) per share payable on 9th October, 2003.

     The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports.

 9.  Investments in Associates

     The economic entity has/had an interest (that is material to it) in the following entities.

                                      Percentage of ownership       Contribution to net profit
                                      interest held at end of                 (loss)
                                      period or date of disposal
Equity accounted associates                2003       2002                 2003      2002
and joint venture entities                   %          %                   A$        A$
---------------------------------------------------------------------------------------------
Associates:
Pacific Marine Batteries Pty. Ltd.           0%        50%                 0.3       1.9
Novare Asia Pacific                        100%        50%                  --        --
---------------------------------------------------------------------------------------------
Total                                                                      0.3       1.9

Other material interests
---------------------------------------------------------------------------------------------
Associates:
South Pacific Tyres N.Z. Ltd.               50%        50%                  --        --

Partnerships:
South Pacific Tyres                         50%        50%                  --        --
---------------------------------------------------------------------------------------------
Total                                                                      0.3       1.9
---------------------------------------------------------------------------------------------

                                                            Appendix 4E - Page 8

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003
--------------------------------------------------------------------------------
Notes
--------------------------------------------------------------------------------

10.  Notes to the Industry Segments Report

     Translation of amounts from Australian dollars into US dollars for Operating Revenue and Operating Result have been made for the convenience of the reader at US$ 0.58651 = A$1, being the average of the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the 13 months period June 2002 to June 2003 (June 2002 US$0.52214 = A$1).

     Translation of amounts from Australian dollars into US dollars for Assets Employed and Liabilities have been made for the convenience of the reader at the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters, on Monday 30 June 2003, at US$ 0.66675 = A$1 (June 2002 US$
     0.56605 = A$1).

     (a)  Operating Revenue

     The Operating Revenue of Discontinued Businesses represents the external sales to the date of disposal and the cash received/receivable from the sale of such businesses (net of disposal costs).

     (b)  Unallocated Revenue and Costs

     Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare's Corporate Head Office and non-sales revenue.

     (c)  Tax

     June 2002 includes the write off of tax balances attributable to Australian operations of A$15.2 million (US$7.9 million) and tax attributable to Discontinued Businesses.

     (d)  Cash

     Cash also includes Accufix Pacing Leads restricted deposits.

     (e)  Inter-Segment Transactions

     Significant inter-segment sales were made by Asia Pacific - A$258.2 million (US$151.4 million) (2002 - $304.9 million; US$159.2 million) and America - A$254.7 million (US$149.4 million) ( 2002 - A$188.3 million; US$98.3 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

     (f) Industry Segments

     The consolidated entity comprises the following main business segments:

          Occupational Healthcare - manufacture and sale of occupational health and safety gloves.
          Professional Healthcare - manufacuture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.
          Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.
          Discontinued Businesses - represents former Industry Segment businesses which have been sold or abandoned.

     (g)  Regions

     The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to externa customers. Assets Employed are allocated to the geographical regions in which the assets are located

          Asia Pacific - manufacturing facilities in 4 countries and sales. America - manufacturing facilities in USA and Mexico and significant sales activity
          Europe - principally a sales region with one manufacturing facility in the UK

                                                  2003    2002    2003    2002
                                                   A$m     A$m    US$m    US$m

     (h)  Segment Capital Expenditure

          Occupational Healthcare                  3.2     6.7     1.9     3.5
          Professional Healthcare                  8.6    12.7     5.0     6.6
          Consumer Healthcare                      3.4     1.5     2.0     0.8
          Discontinued Businesses                   --    12.0      --     6.3

     (i)  Region Capital Expenditure

          Asia Pacific                            10.1    13.5     5.9     7.0
          America                                  4.2     5.3     2.5     2.8
          Europe                                   0.9     2.0     0.5     1.0

     (j)  Segment Depreciation

          Occupational Healthcare                 11.0    15.7     6.5     8.2
          Professional Healthcare                 15.5    18.8     9.1     9.8
          Consumer Healthcare                      4.8     5.6     2.8     2.9
          Discontinued Businesses                   --    11.1      --     5.8

     (k) Segment Other Non Cash Expenses (excluding Provision for Rationalisationand Write-down of Assets separately disclosed)

          Occupational Healthcare                  8.3     8.9     4.9     4.6
          Professional Healthcare                  0.7     1.9     0.4     1.0
          Consumer Healthcare                      2.9     5.1     1.7     2.7
          Discontinued Businesses                   --    14.8      --     7.7

                                                            Appendix 4E - Page 9

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003

--------------------------------------------------------------------------------
Notes
--------------------------------------------------------------------------------

11.  Contingent Liabilities

     Indemnities and Guarantees

     Ansell Limited (`the Company') has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors of certain controlled entities respectively, to the extent permitted by law and the Company's Constitution.

     The Company has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders' funds. At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

     Accufix Litigation

     Claims have been made against certain Group Companies in a number of jurisdictions relating to the Accufix pacing leads manufactured by Accufix Research Institute, Inc. (formerly TPLC) (`ARI').

     As at 30 June 2003, all lawsuits have been concluded with the exception of three lawsuits which remain outstanding in France in relation to the Accufix pacing leads: one involving 3 individual claimants, and two recently initiated actions one of which involves 8 claimants, the other involving only 1 claimant.

     In addition, claims may still be made by any of the 150 persons who opted out of the class settlement in the United States.

     As at 30 June 2003, the balance of the provisions made for settlements (approximately A$14.5 million) is considered adequate to address any remaining liability of members of the Ansell Group to claims made by individuals with respect to the manufacture of the Accufix pacing leads.

     Latex Allergy Litigation

     Proceedings have been brought against various Group Companies (the "Ansell Defendants") in the United States and Australia in relation to their exposure to natural rubber latex gloves.

     As at 30 June 2003, there were approximately 313 such cases pending against one or more of the Ansell Defendants. Ansell Limited is no longer a defendant in any cases in the United States.

     The Australian Competition and Consumer Commission has instituted legal action against the Company alleging breaches of the Trade Practices Act relating to the labelling and packaging of natural rubber latex gloves. The Company is vigorously defending this litigation.

     Business and Asset Sales

     The Company and various Group Companies have, as part of the Group's asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group Companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements.

     Simplot Australia Pty Ltd has instituted proceedings against the Company and other Group Companies in the Supreme Court of Victoria in relation to the sale of the Edgell-Bird's Eye and Herbert Adams Bakeries businesses. The matter is scheduled to be heard in March 2004. The Company denies all of the allegations made against it and is continuing to strenuously defend the claims.

     No other formal proceedings have been initiated and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

12.  Contingent Assets

     Exide Corporation

     US legal proceedings are continuing against entities in the Exide Group that have not filed for bankruptcy (`Non-Bankrupt Entities'), to recover amounts due to the Ansell Group in connection with the sale of the GNB business. These proceedings have been joined with the Exide Technologies' bankruptcy case. The Ansell Group has opposed this joinder, and is seeking a motion to have the proceedings remitted to the Illinios State Court. The Ansell Group will continue to aggressively pursue recovery of the amounts owed by the Non-Bankrupt Entities, including the separation of these claims from Exide Technologies' bankruptcy case.

13.  Environmental Matters

     The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity is material.

     In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

                                                           Appendix 4E - Page 10

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003


Commentary on Results

                                                 30th June, 2002        30th June, 2003
                                                 ---------------        ---------------
                                                 US$m        A$m        US$m       A$m
                                                 ----        ---        ----       ---
Operating Revenue - Healthcare Segment *       *738.5*    1,414.2       758.7    1,293.6
Operating Profit (Healthcare Segment EBITA)      84.7       162.3        93.6      159.6
Profit Attributable                             (60.5)     (115.8)     **29.3       49.9
Total Funds Employed - Ansell Ltd.              703.0     1,241.8       687.2    1,030.7
Assets Employed - Healthcare Segment            521.4       921.1       498.7      748.1
Earnings Per Share                              (32.3c)     (61.9c)    **15.7c      26.7c

 * Excludes Discontinued Businesses. Including Discontinued Businesses, 2002 revenue was US$1,160.7 million (A$2,222.8 million).

** Excluding Ambri write down, Profit Attributable is US$32.9 million (A$56.0 million) and Earnings Per Share is US 17.6c (A 30.0c)

..    Profit Attributable to Shareholders of US$29.3 million (A$49.9), up strongly from the previous year's loss of US$60.5 million (A$115.8 million),

..    Earnings Per Share (EPS) of US15.7c (A26.7c), up on the previous year's loss of US32.3c (A61.9c),

..    Reinstatement of a dividend payment, set at A11c per share (unfranked),


Operating results were sound in difficult trading conditions. The Company's commitment to deliver double-digit growth in US$ Healthcare segment EBITA was achieved, with growth from US$84.7 million (A$162.3 million) to US$93.6 million (A$159.6 million), a 10.5% increase.

This result was achieved on 2.7% growth in continuing business revenues to US$758.7 million (A$1,293.6 million), up from last year's US$738.5 million (A$1,414.2 million). In contrast with recent years, the stronger Euro and A$ significantly assisted Ansell Healthcare's US$ operating results.

The Occupational Division, which accounted for almost half of FY03's revenues, recorded outstanding results during a period of slower economic activity, reflecting the strength of the Ansell business and brands.

The Consumer Division continued to show solid margin improvement, benefiting from manufacturing cost reductions, price increases in condoms and Operation Full Potential initiatives

The Professional Division experienced an interruption to supply of surgeons' gloves, as well as price reductions in examination gloves in the first half of the year. This Division's lower profit reflects the impact of these first half factors, as well as non-recurring airfreight for restocking the market in the second half.

                                                           Appendix 4E - Page 11

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003

Occupational Healthcare

                                        30th June, 2002         30th June, 2003
                                        ---------------         ---------------
                                          US$m      A$m           US$m      A$m
                                        ---------------         ---------------
Operating Revenue                        334.3    640.2          366.5    624.9
Operating Profit (Segment EBITA)          19.3     37.0           36.9     62.9
Assets Employed                          212.8    376.0          200.6    300.9
EBITA Margin                               5.8%                   10.1%
-------------------------------------------------------------------------------

The Occupational Division accounted for 48% of Ansell's F'03 Sales and 39% of Healthcare segment EBITA.

Occupational Sales increased by 10%, with exceptionally strong performances in Asia Pacific and Europe. In the America's sales were flat due to a weaker US manufacturing environment, and to some knitted product supply shortfalls during the transfer of production from the US to Mexico.

The division's outstanding 91% increase in EBITA was driven by:

     . world wide growth in volume, market share and margin of our flagship
       HyFlex/R/ range of ergonomic gloves,

     . continuing benefits from the ongoing manufacturing rationalisation and restructuring program,

     . an increased proportion of newer products.

The strategy of diversifying Occupational's customer base in order to reduce exposure to economic cycles continued. Significant progress has been made in expanding sales to the meat and food processing industries, thereby reducing our dependence on the automotive and general manufacturing sectors.

The Occupational Value Proposition (OVP) concept of hand injury reduction continues to run smoothly at Ford USA, and is being progressively introduced to a number of other end users and distributors who have demonstrated interest in this novel approach. Management expects the OVP initiative, which is a key plank of Operation Full Potential, to develop steadily over time. OVP is a "game-changing" concept that requires a change in the traditional way many customers manage hand injury costs. Trials are currently underway at a number of major potential customers' plants.

Professional Healthcare

                                     30th June, 2002         30th June, 2003
                                    -----------------      -----------------
                                     US$m       A$m         US$m        A$m
                                    -----------------      -----------------
Operating Revenue                   285.6      546.9       265.5       452.6
Operating Profit (Segment EBITA)     48.4       92.7        31.6        53.9
Assets Employed                     228.9      404.3       221.0       331.5
EBITA Margin                        17.0%                   11.9%
----------------------------------------------------------------------------

The Professional Division accounted for 35% of Ansell's F'03 Sales and 34% of Healthcare segment EBITA.

Professional Sales declined by 7%, and EBITA fell by 35%. Outstanding performances in Asia Pacific and Europe were offset by first half surgeons' gloves supply interruption and examination glove price reductions, especially in the USA. Operating expenses were higher in the second half due to non-recurring airfreight costs in resupplying the surgeons' gloves market, and to higher latex raw material costs.

Surgeons' gloves supply improved markedly in the second half, and Distributor inventories are now at normal levels. The US Sales and Marketing team is focused on a number of initiatives designed to the regain the US powder-free surgeons' gloves market share lost during the supply disruption. Importantly, no significant price erosion has been experienced in PF surgeons' gloves. At the same time, continuing growth of Ansell's powder-free surgeons' gloves was achieved in Europe, with branded sales up 19%, and in Asia Pacific (up 15%).

In examination gloves, global oversupply led to significant price reductions earlier in the year. A number of competitors reported financial difficulties as the combined result of increases in the cost of latex raw material, and the first half selling price reductions. In recent months, prices of higher end examination gloves have stabilised, and prices at the low end of the market have begun to rise.

                                                           Appendix 4E - Page 12

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003

Consumer Healthcare

                                       30th June, 2002       30th June, 2003
                                       -----------------------------------------
                                        US$m      A$m        US$m       A$m
--------------------------------------------------------------------------------
Operating Revenue                      118.6    227.1         126.7     216.1
Operating Profit (Segment EBITA)        17.0     32.6          25.1      42.8
Assets Employed                         79.7    140.8          77.1     115.7
EBITA Margin                           14.3%                   19.8%
--------------------------------------------------------------------------------

The Consumer Division accounted for 17% of Ansell's F'03 Sales and 27% of Healthcare segment EBITA.

Consumer sales grew by 7%, including growth from public aid and assistance agencies in the fight against HIV/AIDS. Ansell's condom business continues to build on a reputation for high quality from our low cost Asian plants. The European Region saw gains in market share in the UK and France, based significantly on the new "Xtra PleasureTM" condom. This success was replicated in the Asia Pacific Region, where sales grew 14%, with strong improvement in New Zealand, Malaysia and Thailand. In the Americas Region, USA total branded retail condom market share held steady at 23% in volume and 20% in value, while the important Public Sector segment remained strong.

In retail household gloves (HHG), 9% volume growth was achieved in Europe, while volumes declined in the USA, as the Company withdrew from an unsatisfactory customer relationship in preparation for a relaunch in 2004. A new range of foamlined HHG continued to gain market share in Europe and Australia, and expansion of manufacturing capacity for this unique product technology is planned in FY04.

Operation Full Potential (OFP)

June 2003 marked the completion of the first phase of the three-year OFP program, which is designed to lift Ansell's US$ EBITA by 50% from the 2001 level by the end of 2005.

The global launch of OFP was completed, as were the initiatives that were planned as part of Waves I and II of the program. In the coming year, OFP will concentrate on completing the implementation of growth initiatives from Wave II in the Professional and Occupational Divisions, and on the launch of Wave III of the program.

During this second year of the program, the activities and capabilities developed within OFP will be fully integrated into the business Divisions, thereby reinforcing the new "performance culture" into the core of Ansell's business.

Non-Core Investments and Discontinued Businesses

During the first half, two investments were sold, Pacific Marine Batteries and BT Equipment, with resultant cash generation of US$9.4 million (A$16.7 million). A premium to book value was received. The Company has also made significant progress in resolving various remaining "legacy issues" from discontinued businesses.

South Pacific Tyres (SPT)

Ansell retains its 50% investment in the South Pacific Tyres partnership with the Goodyear Tire and Rubber Company. The joint venture is accounted for as an investment, with operating results excluded from Ansell's results.

The Directors at this time believe that SPT's performance and 3 year EBIT projections continue to justify retention of the asset at full value on Ansell's books.

Ambri

In reviewing the carrying value of assets, the Company has found it necessary to write down the value of its non-core residual investment in the listed company, Ambri Limited. The book value was the original float price of A$1.11 per share, while, at June 30, 2003, the market price was A$0.375. A non-recurring, non-cash write off of US$3.6 million (A$6.1 million) was incurred before and after tax on the Group's 8.3 million shares, to bring the written down book value to US$2.1 million (A$3.1 million) into line with the market price.

                                                           Appendix 4E - Page 13

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003

Corporate Costs

Outstanding progress was made during the year in reducing the Corporate Office costs to US$6.7 million (A$11.5 million), down 47% on the previous year, on a comparable basis. Staff numbers are now at appropriate levels and Regional Ansell staff in Australia have been relocated to the Melbourne Corporate Office for greater efficiency. OFP costs of US$6.4 million (A$10.9 million), last year US$1.9 million (A$3.7 million), were incurred as a corporate expense.


Finance

The Company's financial structure remains robust. Cash flow is strong, net interest bearing debt (NIBD) was reduced by US$82.9 million, and gearing (NIBD to NIBD plus equity) has further improved to 18.1%, down from 29.4% last year. Interest cover was 6.4X, significantly better than last year's 4.5X.

This strong cash flow came from improved profits (EBITDA) of US$98.9 million (A$168.6 million), up from last year's US$92.1 million (A$176.4 million), and reductions in working capital, tax, net interest paid and capital expenditures. Significantly, the Company has converted over 80% of Operating EBITDA to cash.

Liquidity continues to be a strength, with available cash on deposit of US$190.2 million (A$285.4 million), and an unused bank facility of US$100 million (A$150 million).

The share buy-back element of the balanced capital management strategy has progressed well and, at June 30 almost 1.5 million shares had been repurchased at an average price of approximately A$5.80.


Dividend

At the end of the first half, Directors announced a share buy-back, as part of the balanced capital management strategy, as well as a review of dividend policy after the full year results were known. Based on strong and sustainable operating profit improvements, cash generation and low gearing, the Board has announced an unfranked dividend of A11.0c per share, to be paid on 9th October, 2003.

                                                           Appendix 4E - Page 14

                                      Ansell Limited and its Controlled Entities
                                                                     Appendix 4E
                        Preliminary Final Report for the year ended 30 June 2003
--------------------------------------------------------------------------------
Compliance Statement
--------------------------------------------------------------------------------

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

2 This report, and the accounts upon which the report is based, use the same accounting policies.

3    This report does give a true and fair view of the matters disclosed.

4    This report is based on accounts which are in the process of being audited.

5    The entity has a formally constituted audit committee.




Signed: /s/ R. J. Bartlett                               Date: 14th August, 2003
        ------------------------------
         Company Secretary

Name: R J Bartlett



                                                           Appendix 4E - Page 15

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ANSELL LIMITED
                                                   (Registrant)



                                           By:     /s/ DAVID M. GRAHAM
                                                   ---------------------------

                                           Name:   DAVID M. GRAHAM
                                                   ---------------------------

                                           Title:  GROUP TREASURER

Date:  August 14, 2003